Created for a Purpose

Thriving Together Through the Power of Community

As institutions grew larger and more distant, communities increasingly experienced what economists call "economic leakage:" local savings and profits flowing outward rather than being invested where they were created.

This led along with gov't policy to fewer locally owned manufacturers, businesses, diminished civic institutions and a general concentration of wealth and financial power.

Uwharrie Capital is a belief in the principle of "subsidiarity": the thinking that decisions affecting people's lives should be made as close to them as possible. This principle affirms that strong societies are built when families, neighborhoods, towns, and local institutions have

2025 ANNUAL REPORT



Uwharrie
CAPITAL CORP
making a difference®

The top-performing 20 public banks with under $2B of assets

AMERICAN BANKER

2025 Top Performing Banks

14 Uwharrie Capital Corp
Albemarle, North Carolina



2022-2024 3 year avg ROAE	19.65%
2024 ROAA	0.88%
2024 net interest margin	3.35%

Stewardship in a Changing Economy

The reflections that guide Uwharrie Capital Corp do not begin with quarterly or market cycles. They begin with a question of purpose: how a community institution can ensure that progress strengthens the places it touches.

The handwritten notes on the cover are drawn from reflections by our Chief Executive Officer, Roger Dick – captured not as polished statements, but as working thoughts shaped by experience, judgment, and long-held responsibility.

As technology reshapes how work is done and how capital flows, the challenge before us is not simply adapting to change, but ensuring that progress strengthens the communities it touches.

We believe a different outcome is possible.

A healthy economy is one where people remain connected to what they build—where ownership anchors dignity and participation strengthens communities over time. Technology should enhance that system, not replace it.

Our responsibility is not simply to support growth, but shape it so that as the future is built, it remains anchored in ownership, participation, and communities it is meant to serve.



"Ideas take shape the same way they always have—one line at a time."

Created for a Purpose

Message from Management

"Purpose is revealed not by what we intend to do, but by what we consistently choose."

When Uwharrie Capital Corp was founded in 1983, the world was entering a period of profound economic change. Industries were consolidating, financial decision-making was becoming more centralized, and capital was increasingly moving away from the communities where people lived and worked. Local banks—once central to civic and economic life—were steadily disappearing through mergers and consolidation. Over time, this shift contributed to a broader and more lasting trend: the growing concentration of financial and economic power.

Economist E. F. Schumacher observed that healthy economies depend on human-scale institutions—organizations that foster participation, responsibility, and stewardship at the local level. A healthy economy is not just defined by its growth, but by its ownership.

"Economic scale and concentration matter morally and politically. When capital becomes too centralized, democratic vitality weakens." — E. F. Schumacher, Small Is Beautiful

Similarly, political philosopher Sheldon S. Wolin described a system in which the outward forms of democracy remain intact, but the substance is gradually diminished as economic concentration begins to outweigh democratic accountability. When economic power is widely held, communities prosper. When it concentrates, communities weaken. In that spirit Uwharrie set out from the beginning to establish a broad-base of ownership across the communities we serve. "For the people, by the people a great nation was started, so would be a great bank." We have maintained that broad-base of community ownership.

These perspectives reinforce a principle that has guided Uwharrie since its founding: decisions affecting people's lives should be made as close to them as possible. In a time when financial power can move far beyond local reach, local ownership of essential services like banking are essential. In an age where technology and scale concentrate power, the preservation of local ownership is not nostalgic; it is essential.

Because ultimately, ownership will determine whether communities continue to matter.

As we look ahead, these same principles take on renewed relevance. Emerging technologies, including artificial intelligence, have the potential to reshape how capital, information, and opportunity are distributed.

At Uwharrie, we believe the future will not be defined solely by efficiency or scale—but by whether people continue to have a meaningful stake in the systems that shape their lives. **The question ahead is not simply whether technology advances—but whether people still belong.** Communities that retain ownership of their productive assets, land, water, energy, capital, and enterprise retain the ability to govern their own economic destiny.

Our belief has remained consistent since our founding: local capital should support local dreams. Uwharrie Bank exists by intention — to serve people and places with understanding, judgment, and long-term commitment. That responsibility guides how we serve our customers, support our associates and steward shareholder capital. By directing the communities toward locally owned businesses, properties, and enterprises, we do more than finance transactions; we anchor wealth within the community. Each locally owned enterprise becomes not just a business, but a multiplier of opportunity, resilience, and civic strength.

Over the past several years, our annual reports have reflected the values that guide our company—from the belief that we are **Thriving Together**, to our recognition that Uwharrie remains **Rooted in Community**. This year's theme reflects the deeper foundation behind those ideas: a community bank built intentionally to serve the people and promote the local ownership of the basic services that are essential to a well-functioning community.

The past year continued to bring a dynamic economic environment. Interest rates, market conditions, and evolving customer expectations created both opportunities and challenges across the financial services industry. Throughout these changes, Uwharrie Capital Corp remained focused on what we do best—building strong relationships, supporting local businesses, and helping customers make thoughtful financial decisions for the future.

During 2025, our associates worked closely with customers and communities across our markets to support business growth, guide families through important financial decisions, and invest in the long-term vitality of the region we serve. These relationships and the promotion of ownership of local businesses and services remain the foundation of our company and the reason Uwharrie Bank continues to play such an important role in local economies. The future will not be defined by whether the economy provides for us, but will be defined by how much ownership we have in the services that provide for our basic needs.

Uwharrie Bank brings a distinct perspective to community building. Decisions are made locally, relationships are built over time, and success is measured not only by financial performance, but also by the strength of the communities we support and the local ownership of the jobs and services that comprise our communities.

This connection to community is central to what we call the **Power of Community.** Each year, we reinvest in the towns and counties we serve through charitable giving, volunteer leadership, and partnerships with organizations working to strengthen education, economic opportunity, and community well-being.

Organizational Prayer – April 26, 1983

Our Father, God, your gifts to us are good, very good, and we pause to thank You for them. You enrich our lives by giving us challenges, adventures, opportunities to use our creativity, our minds. But, You also call us to be good managers of those gifts, to responsibly use them in the service of others. So we pray your blessings on those here assembled that what they accomplish will be pleasing in your sight. In His Name, Amen.

What Makes Us Uwharrie

What Makes Us Uwharrie

Every organization has a culture that shapes how it serves customers and communities. At Uwharrie Capital Corp, that culture is rooted in the values that have guided our company since its founding—relationships, stewardship, community engagement, and a commitment to doing the right thing. These values influence the way we approach our work each day. That short organizational prayer that began our journey said it all. Living it is our why—our reason for being.

Relationships Come First

We take time to understand the people and businesses we serve, recognizing that financial decisions often represent important moments in our customers' lives. Relationships begin with genuine care for our neighbors. Community begins when neighbors share in purpose and choose to stand together. When neighbors stand together they can own their future. Uwharrie was founded on this philosophy.

We Are Community

Our neighbors, customers and associates, for the most part, are also shareholders. We are all participants in that broad-base of local ownership that makes for strong, prosperous communities. Associates live and work in the communities we serve. Our shareholders are friends and neighbors working together to accomplish a shared vision for the future community they desire to create.

Ownership Matters

As stewards of local capital, we approach every decision with care and responsibility. Managing resources thoughtfully allows us to support customers and communities for the long-term. Keeping money circulating locally produces compounding returns and community vitality.

Long-Term Perspective

Together, these principles reflect what it means to be Uwharrie—an organization committed to helping our communities grow stronger through partnership, service, and responsible leadership.

"Uwharrie Bank does not exist to chase growth, but to steward it."

Enduring organizations begin with a story of the heart—one that calls others to join in a meaningful effort to achieve a worthy purpose. At Uwharrie Capital Corp, that purpose has remained consistent: to serve as the economic engine that educates and empowers its owners to use its collective wealth to create the long-term strength and vitality of the communities we call home.

We believe strong communities are built through relationships, sustained through responsible stewardship, and strengthened when opportunity remains close to the people it is meant to serve.

"Relationships are not a strategy. They are the work."







The Uwharrie Banking Advantage: Why It Matters More Than Ever

As the financial services industry evolves, the role of community banks becomes not only relevant – but more consequential. That responsibility takes on greater clarity as technology reshapes how capital, ownership, and opportunity are distributed.

At Uwharrie Capital Corp, our approach reflects this tradition. Decisions are guided by local knowledge, relationships are built over time, and success is measured not only by financial results, but by the vitality of the communities around us. Our associates live in the communities we serve and remain actively involved in civic and nonprofit leadership throughout our region. This proximity creates a different kind of banking relationship—one rooted in trust, accountability, and long-term commitment.

In an economy shaped by rapid technological change, this local presence matters even more. The risk is not only that people will be left behind by progress, but that progress may pass through communities without leaving ownership behind. Communities can experience growth without retaining control. People can participate in systems without shaping them.

Local banking helps prevent that outcome by keeping opportunity anchored locally—supporting responsible ownership, long-term partnerships, and community resilience. When capital is widely distributed and locally invested, communities benefit from stronger businesses, greater participation, and more sustainable economies. Conversely, when financial resources become too concentrated, communities risk losing both opportunity and voice.

If ownership is not broadened, communities risk becoming places where people are provided for—but no longer participate. Over time, that produces disengagement, resentment, and erosion of civic life. The Uwharrie banking philosophy helps preserve balance—ensuring that growth remains connected to place and participation remains part of prosperity. A healthy community asks everyone to belong and share in ownership, responsibility, and return.



"Ownership stabilizes civilizations."







Thriving Together Through the Power of Community

Strong financial institutions and strong communities grow side by side. At Uwharrie Capital Corp, we believe shared success can be built through the broad-based ownership of local wealth; a community bank built and owned by and for the people it serves, through partnering thoughtfully, and supporting people and businesses as they pursue opportunity over time.

Throughout 2025, our banking, mortgage, and investment teams worked closely with customers to provide guidance in a changing economic environment. These relationships are not transactional. They are shaped by trust, accountability, and a long-term commitment to understanding the people behind the decisions.

The towns and counties we serve are more than markets – they are home. Our associates live and work in these communities, contributing their time, leadership, and energy to help strengthen education, expand economic opportunity, and support community well-being.

This is the Power of Community and the participation in ownership of an institution that remains rooted. When institutions remain anchored in place, reinvest locally, and act with stewardship, communities become more resilient. When ownership remains closer to the people it serves, participation deepens and shared prosperity becomes possible – not just for today, but for generations.








"When capital stays close to home, opportunity does too."

Stewardship, Stability and Human Dignity

Strong financial institutions are built on careful stewardship. As a publicly traded company, Uwharrie Capital recognizes the responsibility we hold to manage resources thoughtfully and maintain the trust placed in us by shareholders, customers, and communities. Our approach emphasizes disciplined growth, sound governance, and a long-term perspective.

Stewardship reflects a responsibility that extends beyond financial performance. It is the obligation to care for what has been entrusted – capital, relationships, and the long-term vitality of the communities we serve. The obligation informs how we evaluate risk, how we deploy resources, and how we balance near-term decisions with long-term impact.

In periods of economic change, stewardship becomes even more important. Stability is not achieved by standing still, but by pairing innovation with responsibility and growth with accountability. Through thoughtful decision-making and consistent governance, we work to ensure that progress strengthens – rather than erodes, the institutions and communities that depend on us.



"Stewardship is not restraint alone—it is responsibility carried forward."



Shaping What Comes Next

Artificial intelligence and advanced automation represent a profound shift in how value is created and distributed. As productivity becomes less dependent on human labor and more driven by capital-intensive systems, economic outcomes may increasingly be shaped by who owns and controls the systems that generate value.

This transition presents both opportunity and risk.

Work has long provided more than income. It has been a source of dignity, identity, and belonging. As that connection weakens, communities face the risk of disconnection, not only from income, but from participation itself. At the same time, if ownership of emerging systems remains concentrated, innovation may pass through communities without leaving a lasting stake behind. Growth may occur without voice. Prosperity may arrive without participation.

We believe that outcome is neither inevitable nor acceptable.

The question before us is not whether technology will advance, but whether it will serve people or separate them from the systems shaping their lives. History shows that when capital becomes overly centralized, communities lose agency, democratic participation weakens, and long-term resilience erodes.

A healthier path forward is one that broadens ownership, protects human judgment, and keeps decision-making close to the people it affects.

Community institutions have a vital role to play. Banks steward capital. Colleges steward human formation. Communities steward belonging. Together, they form the foundation of durable local systems.



At Uwharrie Capital Corp, we view community banking as an act of civic stewardship. Our responsibility is not only to finance growth, but to ensure that growth strengthens ownership, participation, and long-term stability within the communities we serve.

As technology reshapes financial services, our approach is guided by clear commitments: to use technology to enhance relationships, not replace them; to preserve human-scale decision-making grounded in local knowledge; and to advocate for ownership that remains close to home.

Stewardship in a changing economy requires intention. We will continue to invest in systems that improve service and security, while remaining disciplined about where automation belongs— and where it does not. We will measure our success, not only by financial performance, but by whether ownership, opportunity, and trust remain anchored locally.



"The future will not be shaped by technology alone,
but by who owns it and who belongs within it."

By the Numbers

Financial

$1.2 Billion
Total Assets

$11.4 Million
Net Income

0.97%
Return on Assets

17.1%
Return on Equity

7.4%
Annual Return to Shareholders
since inception

Relationships

22,375
Households served

454
New home purchases

75
New home refinances

48
States and D.C. where customers
reside

$407 Million
Wealth management assets under
advisement

Giving

245
Civic and non-profits supported

$1 Million
Contributed to help
communities

$9.4 Million
Total community giving since
inception

$62,000
Donated to United Way campaign

Human Resources

$22 Million
Compensation plus benefits

199
Associates

92.5%
Wellness Program participation

4,000
Training hours of associates

$128,145
Denim Difference donations since
2014

"Numbers matter because people do."

Board of Directors

Uwharrie Capital Corp Board of Directors

NAME	PRINCIPAL OCCUPATION
Merlin Amirtharaj	Retired; previously, Associate Vice President of the School of Business and Technology, Stanly Community College, Albemarle, NC
Aaron D. Bates	Attorney and Owner, Bates Law Firm, PLLC, Wadesboro, NC
Dean M. Bowers	Regional Sales Manager and Co-Owner, Quality Equipment, LLC, Albemarle, NC (a John Deere equipment dealership)
Vanessa O. Chambers	Community Outreach Advocate and Minister, New London, NC
Deidre B. Foster	Community and Church Leader, Charlotte, NC
Allen K. Furr	Secretary and Treasurer, PEJA, Inc., DBA East Albemarle Xpress Lube, Albemarle, NC (an automotive service business)
Cynthia B. Hanson	Owner and Operations Manager, CK Select LLC, Concord, NC (a real estate company)
Mary N. Klauder	Assistant Vice President, Corporate Finance, Sonesta International Hotels Corporation, Newton, MA
Matthew D. McAulay	Managing Director, Ferguson Partners, Charlotte, NC (real estate executive search firm)
Wesley A. Morgan	General Manager, Rolling Hills Gin, LLC, New London, NC (a cotton ginning operation)
Chris M. Poplin	Chief Investment Officer and Chief Operating Officer, Faison Enterprises, Inc., Charlotte, NC (a private real estate investment firm)
Frank A. Rankin, III	Special Projects Manager, Concord Engineering & Surveying, Inc. (CESI), Concord, NC
Vernon A. Russell	Attorney and Member/Organizer, Russell, Everson & Brannen, PLLC, Concord, NC (a law firm)
S. Todd Swaringen	Partner, Beane Swaringen & Company, PLLC, Albemarle, NC (Certified Public Accountants)

ADVISORY DIRECTORS	PRINCIPAL OCCUPATION
Roger L. Dick	President and Chief Executive Officer, Uwharrie Capital Corp, Albemarle, NC; Chief Executive Officer, Uwharrie Bank
D. Anthony Plath, Ph. D.	Retired; previously, Clinical Professor of Finance at University of North Carolina at Charlotte

Locations

ALBEMARLE MAIN
167 North 2nd Street
Albemarle, NC 28001

ALBEMARLE EAST
800 NC 24-27 Hwy
Albemarle, NC 28001

VILLAGE OFFICE
710 North 1st Street
Albemarle, NC 28001

UWHARRIE INVESTMENT ADVISORS
132 North 1st Street
Albemarle, NC 28001

INVESTOR RELATIONS
132 North 1st Street
Albemarle, NC 28001

HUMAN RESOURCES
132 North 1st Street
Albemarle, NC 28001

UWHARRIE INVESTMENT ADVISORS
Triad Regional Office
222 Sunset Avenue
Suite 107
Asheboro, NC 27203

UWHARRIE BANK MORTGAGE
141 Providence Road
Charlotte, NC 28207

REA ROAD AT STONECREST
5231 Piper Station Drive
Suite 100
Charlotte, NC 28277

CONCORD OFFICE
25 Palaside Dr, NE
Concord, NC 28025

CHURCH STREET OFFICE
700 Church St. North
Concord, NC 28025

WEST STANLY OFFICE
416 West Main Street
Locust, NC 28097

MT. PLEASANT OFFICE
1490 South Main Street
Mt. Pleasant, NC 28124

NORWOOD OFFICE
107 South Main Street
Norwood, NC 28128

OAKBORO OFFICE
224 N. Main Street,
Oakboro, NC 28129

WADESBORO OFFICE
211 South Greene St.
Wadesboro, NC 28170

ANNUAL REPORT:

It is the philosophy of Uwharrie Capital Corp to promote a strong, local shareholder base. While bid and ask prices for the Company's common stock are quoted on the OTCQX, under the symbol UWHR, trading is sporadic with most trades taking place in privately negotiated transactions. Management makes every reasonable effort to match willing buyers with willing sellers as they become known for the purpose of private negotiations for the purchase and sale of the Company's common stock.

Shareholders needing information about purchasing or selling stock should contact Tamara M. Singletary, Executive Vice President and Corporate Secretary, Uwharrie Capital Corp, 132 North First Street, Post Office Box 338, Albemarle, NC 28002-0338. Telephone: 704.982.4415
Email address: tsingletary@uwharrie.com

Securities are not FDIC insured, are not guaranteed by a financial institution and may involve investment risk and/or loss of principal.

FORWARD-LOOKING STATEMENTS:

This Annual Report may contain, among other things, certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements regarding certain of the Company's goals and expectations with respect to earnings, income per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (ii) statements preceded by, followed by or that include the words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan," "projects," "outlook," or similar expressions. These statements are based upon and the current belief and expectations of the Company's management and are subject to significant risks and uncertainties that are subject to change based on various factors (many of which are beyond the Company's control).



Created for a Purpose is not a theme—it is a responsibility.

At Uwharrie Capital Corp, we believe the strength of our institution is inseparable from the strength of the communities we serve. In a changing economy, our role is not simply to adapt, but to steward capital, relationships, and the trust with intention.

The future will be shaped by who owns it, who participates in it, and who remains connected to what is built. We are committed to ensuring that progress remains rooted in people, place, and purpose—today and for generations to come.



Uwharrie
CAPITAL CORP

making a difference®

132 N. First Street | Albemarle, North Carolina

uwharrie.com